May 22, 2019

James Knutson
Executive Vice President
DAKOTA REAL ESTATE INVESTMENT TRUST
3003 32nd Avenue South
Fargo, ND 58103

       Re: DAKOTA REAL ESTATE INVESTMENT TRUST
           Form 1-A
           Filed May 3, 2019
           File No. 024-10994

Dear Mr. Knutson:

       We have reviewed your offering statement and do not have any comments.


        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 or Sonia Barros, Assistant Director, at
202-551-3655 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate and
                                                             Commodities
cc:    Randy Sparling, Esq.